Exhibit 99.41

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES RECORD 2005 THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE, Wednesday, November 9, 2005

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to announce record results for the third quarter ended September 30, 2005.

Financial Results

•                                          Cash flow(1) of $335 million ($2.06 per unit, basic) in the third quarter of 2005 was 30 percent higher than the second quarter of 2005 cash flow of $257 million ($1.58 per unit, basic), and 41 percent higher than the cash flow of $237 million ($1.46 per unit, basic) realized in the third quarter of 2004. These cash flow increases were due to higher crude oil and natural gas prices.

•                                          Net income increased 173 percent to $210 million ($1.29 per unit, basic) in the third quarter of 2005 compared to $77 million ($0.48 per unit, basic) in the same period of 2004 mainly due to higher commodity prices. Net income in the third quarter of 2005 was 250 percent higher than the $60 million ($0.37 per unit, basic) realized in the second quarter of 2005 due to higher commodity prices and mark-to-market gains of $20 million on risk management activities in the third quarter. Second quarter 2005 net income was also reduced by a one-time, $53 million stock-based compensation provision due to the cancellation of the former stock option plan upon conversion to an income trust.

•                                          Net income for the first nine months of 2005 of $336 million ($2.07 per unit, basic) compares to $203 million ($1.26 per unit, basic) in the first nine months of 2004. Adjusted income from operations for the third quarter of 2005 of $195 million ($1.20 per unit, basic) compares to $72 million ($0.44 per unit, basic) for the third quarter in 2004, while adjusted income from operations for the first nine months of 2005 of $372 million ($2.29 per unit, basic) compares to $204 million ($1.26 per unit, basic) for the first nine months of 2004.

Operations

•                                        During the third quarter of 2005, Penn West focused its activities on exploration and development drilling for natural gas in its Plains area. A total of 48 net wells were drilled at a 94 percent rate of success.

•                                        Production averaged 99,800 boe per day in the third quarter of 2005 and was consistent with the second quarter of 2005.

•                                        Crude oil and liquids production averaged 51,600 barrels per day for the quarter. This represents an increase of two percent over the second quarter of 2005.

•                                        Natural gas production averaged 289 mmcf per day for the quarter. This represents a two percent decrease from the second quarter of 2005.

•                                        Production in the quarter was impacted by wet weather in Western Canada and by scheduled maintenance programs.

Distributions

•                                        Our first monthly cash distribution of $0.26 per trust unit was paid on July 15, 2005 to unitholders of record on June 30, 2005. On October 17, 2005, the Trust announced a $0.31 per unit cash distribution, a 19 percent increase, payable on November 15, 2005 to unitholders of record on October 31, 2005.

•                                        The Trust initially planned to distribute approximately 60 percent of its cash flow with the remaining 40 percent reinvested in exploitation and development projects. If current commodity prices are realized for the balance of 2005, the present distribution level represents approximately 44 percent of forecast cash flow. The balance of the cash flow is currently being utilized to fund capital expenditures and to reduce debt.

The financial and operational results follow:

1.              FINANCIAL HIGHLIGHTS  ($ millions, except per unit and production amounts)

	Q3	Q2	Q3	Nine months ended September 30
	2005	2005	2004	2005	2004
Gross revenues	$535.0	$424.2	$384.3	$1,364.5	$1,120.8
Cash flow (1)	$334.9	$257.0	$236.5	$852.0	$628.9
Per unit (2)	2.06	1.58	1.46	5.25	3.90
Diluted per unit (2)	2.04	1.49	1.44	5.11	3.83
Net income	$209.5	$59.7	$76.7	$336.1	$203.2
Per unit (2)	1.29	0.37	0.48	2.07	1.26
Diluted per unit (2)	1.27	0.34	0.47	2.02	1.24
Capital expenditures	$149.3	$99.4	$107.0	$450.4	$636.6
Daily production (boe) (3)	99,802	99,910	105,639	100,346	106,050
Distributions paid	$127.3	$—	$—	$127.3	$—
Dividends paid	$—	$10.8	$6.7	$17.5	$100.8

(1)    Cash flow is a non-generally accepted accounting principles (“GAAP”) term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments.

(2)    The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

(3)    Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

2.              ADJUSTED INCOME FROM OPERATIONS

The following table provides a reconciliation of the after-tax effects of certain items of a non-operational nature that are included in the reported financial results.

	Three months ended September 30		Nine months ended September 30
($ millions, except per unit amounts)	2005	2004	2005	2004
Net income as reported	$209.5	$76.7	$336.1	$203.2
Foreign exchange (gain) loss (1)	—	(18.4)	3.7	(19.0)
Risk management activities (1)	(13.1)	—	(13.1)	—
Effect of statutory tax rate changes on future income tax liabilities (2)	(2.7)	—	(2.7)	(20.3)
Stock-based compensation expense (3)	—	13.5	45.7	39.9
Unit-based compensation expense (4)	1.6	—	2.1	—
Adjusted income from operations (5)	$195.3	$71.8	$371.8	$203.8
Per unit - basic (6)	$1.20	$0.44	$2.29	$1.26
- diluted (6)	$1.18	$0.44	$2.23	$1.24

(1)          Mark-to-market gains and losses on financial instruments are immediately recognized in net income.

(2)          During the first quarter of 2004, the Alberta Government substantively enacted rate reductions applicable to the resource industry. In the third quarter of 2005, the British Columbia government substantively enacted a 1.5 percent general tax rate reduction. The impact of such changes on future income tax assets and liabilities is included in net income during the period that the legislation is substantively enacted.

(3)          The Penn West stock option plan provided employees and directors the choice of a cash payment in return for surrendering vested options. The plan was cancelled upon conversion to Penn West Energy Trust on May 31, 2005 with amounts paid in excess of the previously recorded liability expensed as stock-based compensation in the period.

(4)          The Trust provides for unit-based compensation utilizing the fair market value method.

(5)          Adjusted income from operations is a non-GAAP term that the Trust utilizes to evaluate its financial performance.

(6)          The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

3.              UNDEVELOPED LANDS

	As at September 30
	2005	2004	% Change
Gross acres (000s)	4,968	5,900	(16)
Net acres (000s)	4,655	5,681	(18)
Average working interest	94%	96%	(2)

4.              DRILLING PROGRAM

	Three months ended September 30				Nine months ended September 30
	2005		2004		2005		2004
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Natural gas	27	27	63	59	137	135	180	171
Oil	20	18	55	55	82	76	155	150
Dry	3	3	6	6	14	14	30	30
Total wells	50	48	124	120	233	225	365	351
Success Rate		94%		95%		94%		91%

5.              FARM OUT ACTIVITY

	Nine months ended September 30
	2005	2004
Wells drilled on farm out lands*	88	25

* Wells drilled on Penn West lands, including recompletions and re-entries, by independent operators pursuant to farm out agreements.

6.              ACTIVITIES BY CORE AREA

Core Area	Undeveloped land as at September 30, 2005 (thousands of net acres)	Net wells drilled for the nine months ended September 30, 2005
Northern	2,014	27
Peace River Arch	97	14
Central	906	32
Plains	1,112	145
Southern Saskatchewan/Other	526	7
	4,655	225

7.              TRUST UNIT DATA (millions of units)

	2005	2004(1)	% Change
Weighted average: (Nine months ended September 30)
Basic	162.4	161.4	1
Diluted	166.8	164.4	1
Outstanding: (as at September 30)
Basic	163.2	161.4	1
Basic plus trust unit rights	170.8	173.1	(1)

(1)          The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

CHARTING OUR PERFORMANCE

YEAR END DAILY AVERAGE PRODUCTION (boe per day) *nine months to September 30, 2005	CASH FLOW FOR THE NINE MONTHS ENDED SEPTEMBER 30 ($ millions)

Letter to our UNITholders

The third quarter of 2005 marked Penn West Energy Trust’s first full quarter as a reporting entity. Highlights for the quarter included record cash flow of $335 million, record net income of $210 million, and daily average production volumes of 99,800 boe per day, including 289 mmcf per day of natural gas, and 51,600 barrels per day of oil and natural gas liquids. Our performance in the quarter, and our outlook for the remainder of 2005, triggered approval of a 19 percent increase in monthly distributions from $0.26 per unit to $0.31 per unit starting with the October 2005 distribution, payable November 15, 2005.

Penn West Energy Trust met the many challenges of conversion to an energy trust. In the quarter, we strengthened our board of directors and management team, reorganized and refocused our technical teams, and began the process of extracting value from our undeveloped land assets.

The industry has shown strong interest in our 4.7 million net acres of undeveloped land and we focused on an aggressive program of property rationalization, including farm outs of exploratory lands, and sale of select non-core properties. In most cases, these sales include provisions that will provide our unitholders an interest in future exploration and development on the properties, and in some cases, interest in growth oriented exploration companies.

Our primary focus is on optimizing our producing properties and developing new areas for production. We are going forward with a balanced program that includes development drilling, reworks/recompletions, facility optimization, and continued focus on cost control. Through the efforts of our operating staff and our technical teams, we are currently expecting production to be within our guidance in spite of the challenges that the very wet weather imposed on movement of drilling equipment, surface equipment and crude oil.

Penn West Energy Trust has continued to move ahead with the planned Pembina Enhanced Oil Recovery Project. This project provides an opportunity for us to markedly improve the productivity, recovery, and operating efficiency of the Pembina Cardium pool utilizing large volumes of industrial waste gas in the form of carbon dioxide.

In addition to the Pembina Project, the Trust is also committed to the exploration and development of our Seal Oil Sands Project. This project, which will ultimately incorporate in-situ processes to increase recovery, is in the second stage of field exploration and development. Currently, the Trust is producing approximately 1,000 barrels of oil per day from the first phase of the Seal project. Over the course of the next year, we expect to add an additional 50 horizontal wells to increase production and we will continue to develop new projects in areas where we have previously conducted lead exploration activity.

At current oil and natural gas prices, the Trust expects after-tax cash flow of approximately $1.2 billion in 2005. Capital expenditure expectations remain in the $450 to $500 million range for 2005, funding approximately 300 net wells. Forecast average 2005 production remains in the 98,500 to 100,500 barrels of oil equivalent per day range. The Trust is currently focusing on its 2006 capital budget and is targeting expenditures of $400 to $500 million including approximately 250 to 300 net wells. Cash flow in 2006 is forecasted to be approximately $900 million to $1.1 billion based on production of 90,000 to 100,000 barrels of oil equivalent per day and a WTI oil price of US $58.00 with a natural gas price of $8.75 per mcf.

On behalf of the Board of Directors,

William E. Andrew

President and CEO

Calgary, Alberta

November 9, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (the “Trust”) for the three and nine months ended September 30, 2005, and the audited consolidated financial statements and MD&A of Penn West Petroleum Ltd. (“Penn West”) for the year ended December 31, 2004. Due to the conversion of Penn West to an income trust on May 31, 2005, to facilitate meaningful comparisons, the financial results of the Trust are presented on a continuity of interest basis as if it historically carried on the business of Penn West. The date of this MD&A is November 9, 2005.

References to cash flow, cash flow per unit-basic, cash flow per unit-diluted, and netbacks included in this MD&A are considered non-generally accepted accounting principles (“GAAP”) measures and may not be comparable to similar measures provided by other issuers. Cash flow represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments. Management utilizes cash flow and netbacks to assess financial performance and the capacity of the Trust to fund distributions to unitholders and future capital projects.

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity prices and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method at the burner tip and does not represent a value equivalency at the wellhead.

The business environment in which the Trust operates continues to reflect strong oil and natural gas prices, low interest rates and a stable regulatory environment.

Quarterly Financial Summary ($ millions, except per unit and production amounts)

	2005 (unaudited)			2004				2003
Three months ended	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Gross revenues (1)	$535.0	$424.2	$405.3	$400.5	$384.3	$390.4	$346.1	$310.5
Cash flow (2)	334.9	257.0	260.1	237.8	236.5	211.2	181.2	193.7
Basic per unit (3)	2.06	1.58	1.61	1.47	1.46	1.31	1.12	1.20
Diluted per unit (3)	2.04	1.49	1.58	1.44	1.44	1.29	1.11	1.18
Net income (1)	209.5	59.7	66.9	68.6	76.7	65.5	61.0	38.8
Basic per unit (3)	1.29	0.37	0.41	0.42	0.48	0.41	0.38	0.24
Diluted per unit (3)	$1.27	$0.34	$0.41	$0.42	$0.47	$0.40	$0.37	$0.24
Production
Liquids (bbls/day)	51,634	50,633	53,162	53,781	52,966	54,316	51,245	47,079
Natural gas (mmcf/d)	289.0	295.7	289.1	307.4	316.0	329.8	312.0	314.4
Total (boe/d)	99,802	99,910	101,343	105,007	105,639	109,280	103,237	99,479

(1)          The 2003 comparative figures have been restated to reflect the required retroactive implementation of accounting for Asset Retirement Obligations - see note 11 to the audited annual consolidated financial statements for the year ended December 31, 2004.

(2)   Cash flow is a non-generally accepted accounting principles (“GAAP”) term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments.

(3)          Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share pursuant to the plan of arrangement.

Cash Flow and Net Income

A 62 percent increase in third quarter operating netbacks resulted in a 41 percent increase in cash flow and a 173 percent increase in net income. Operating netbacks were higher mainly due to increased prices received for crude oil and natural gas. Prices received for crude oil and NGL’s are related to world markets and the quality of crude oil produced. The Trust’s liquid production is 64 percent light oil that receives prices close to Imperial Oil Light at Edmonton. This benchmark price increased over 35 percent compared to Q3 2004. Natural gas prices in North America are more significantly impacted by regional supply and demand factors. The geographic constraints can result in volatility due to the supply and demand imbalances that commonly occur. Benchmark AECO prices for natural gas were 51 percent higher in the current quarter than Q3 2004.

Cash flow and net income in the first nine months of 2005 also increased mainly due to the increases in the sales price of crude oil and natural gas. The impact of higher prices during the 2005 period was partially offset by a reduction in pre-tax income of $53 million due to the payout of outstanding stock options in accordance with the plan of arrangement and the terms of the stock option plan.

Production and Netbacks

	Three months ended September 30			Nine months ended September 30
	2005	2004	% Change	2005	2004	% Change
Natural gas:
MMcf per day	289.0	316.0	(9)	291.3	319.2	(9)
Operating netback ($ per mcf):
Sales price	$8.88	$6.43	38	$7.72	$6.63	16
Hedging gain	—	—	—	0.08	—	—
Royalties	(1.83)	(1.37)	34	(1.60)	(1.40)	14
Operating costs	(0.93)	(0.75)	24	(0.84)	(0.69)	22
Netback	$6.12	$4.31	42	$5.36	$4.54	18
Light oil and NGL’s:
Barrels per day	33,101	33,370	(1)	33,106	35,084	(6)
Operating netback ($ per bbl):
Sales price	$70.94	$52.01	36	$62.02	$46.58	33
Hedging loss	—	(9.64)	—	—	(6.70)	—
Royalties	(11.25)	(8.35)	35	(9.73)	(7.32)	33
Operating costs	(14.01)	(12.40)	13	(14.18)	(12.69)	12
Netback	$45.68	$21.62	111	$38.11	$19.87	92
Conventional heavy oil:
Barrels per day	18,533	19,596	(5)	18,697	17,759	5
Operating netback ($ per bbl):
Sales price	$48.60	$37.37	30	$35.97	$32.40	11
Royalties	(7.13)	(5.81)	23	(5.32)	(4.70)	13
Operating costs	(9.58)	(8.71)	10	(9.19)	(8.55)	7
Netback	$31.89	$22.85	40	$21.46	$19.15	12
Total Liquids:
Barrels per day	51,634	52,966	(3)	51,803	52,843	(2)
Operating netback ($ per bbl):
Sales price	$62.92	$46.59	35	$52.62	$41.81	26
Hedging loss	—	(6.07)	—	—	(4.44)	—
Royalties	(9.77)	(7.41)	32	(8.14)	(6.44)	26
Operating costs	(12.42)	(11.03)	13	(12.38)	(11.30)	10
Netback	$40.73	$22.08	84	$32.10	$19.63	64
Combined totals:
Barrels of oil equivalent (1)
Daily production	99,802	105,639	(6)	100,346	106,050	(5)
Operating netback ($ per boe):
Sales price	$58.27	$42.59	37	$49.57	$40.78	22
Hedging (loss) gain	—	(3.04)	—	0.24	(2.21)	—
Royalties	(10.36)	(7.81)	33	(8.83)	(7.42)	19
Operating costs	(9.11)	(7.78)	17	(8.84)	(7.69)	15
Netback	$38.80	$23.96	62	$32.14	$23.46	37

(1)          Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

Production of 99,802 boe per day in the third quarter of 2005 was flat compared to the second quarter of 2005. Production levels in 2005 were impacted by wet weather that limited access and product hauling. Maintenance programs, normal production declines and a 30 percent reduction in capital spending also impacted 2005 production levels compared to 2004.

Oil and Natural Gas Revenues

Crude oil and natural gas revenues, net of royalties, increased $132 million, a 43 percent increase in Q3 2005 compared to Q3 2004. The increase in the period was due to:

•                  Higher prices for both crude oil and natural gas;

•                  Q3 2004 hedging activity reducing revenue in that period by $29 million while hedging activity did not impact netbacks in the third quarter of 2005;

•                  Production in the third quarter of 2005 being six percent lower than in 2004, partially offsetting the increases from pricing; and

•                  Royalty expense increasing $19 million due to the higher prices, also reducing the pricing impact. Royalties as a percentage of revenue, before hedging impacts, was 18 percent in both periods.

The $217 million increase in year-to-date 2005 crude oil and natural gas revenues compared to 2004, net of royalties, was also due to higher commodity prices and hedging gains. Hedging gains of $7 million in 2005 increased revenue in the period while losses of $64 million in 2004 decreased revenue. The effects of these increases were partially offset by five percent lower production volumes and increased royalty expense. The following table reconciles the change in gross revenues in the year to date period.

Increases (Decreases) in Gross Revenues, before royalties, for the nine months ended September 30 ($ millions)

Gross revenues – 2004	$1,120.8
Decrease in light oil and NGL production	(22.9)
Increase in light oil and NGL prices	200.0
Increase in conventional heavy oil production	7.7
Increase in conventional heavy oil prices	18.2
Decrease in natural gas production	(52.7)
Increase in natural gas prices	93.4
Gross revenues – 2005	$1,364.5

Operating Expenses

Operating expenses per boe were two percent higher in Q3 2005 compared to the second quarter of 2005, and 17 percent higher than the third quarter of 2004 due to higher energy and fuel costs, planned facility maintenance projects, increased natural gas compression costs and lower production in 2005. Higher industry activity and commodity prices also impacted operating costs by increasing the demand for services and increasing input costs resulting in higher rates charged by our service providers.

Other Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2005	2004	% Change	2005	2004	% Change
General and administrative
Gross	$10.3	$10.1	2	$33.7	$30.1	12
Per boe	1.12	1.04	8	1.23	1.04	18
Net	5.2	3.2	63	16.4	10.7	53
Per boe	0.56	0.33	70	0.60	0.37	62
Interest	6.5	4.1	59	16.3	12.7	28
Per boe	0.71	0.43	65	0.59	0.44	34
Unit-based Compensation	1.6	21.0	(92)	73.8	62.0	19
Per boe	$0.18	$2.16	(92)	$2.69	$2.14	26

General and Administrative Expenses

Gross expenses of $34 million were up 12 percent from $30 million in the first nine months of 2004 reflecting increased staffing and salary levels. Net general and administrative expenses of $16.4 million in the period also reflect these changes in compensation costs and were up 53 percent from $10.7 million in the first nine months of 2004. On a per unit basis, net expenses were $0.60 per boe in the first nine months of 2005, up 62 percent from $0.37 per boe for the same period of 2004. This increase is in line with expectations due to higher compensation costs to retain staff.

Interest Expense

Interest expense for the first nine months of 2005 amounted to $16.3 million, an increase of 28 percent from $12.7 million in the same period of 2004. The increase is due to higher average interest rates and debt levels in the 2005 period. Debt levels increased due to the payment of over $200 million in income taxes related to the conversion to an income trust.

Unit-Based Compensation

Upon conversion to an income trust at the end of May 2005, all previously unvested stock options vested in accordance with the terms of the stock option plan and the plan of arrangement. Option holders had several alternatives in respect to options vesting on conversion including a cash payment, purchasing Penn West shares at the option exercise price or carrying the option forward. Of the total unit-based compensation charge of $73.8 million in 2005, $53.3 million represented the cash paid to option holders in the second quarter of 2005 in excess of the previously recorded stock-based compensation liability. Penn West paid $81 million at the end of May 2005 to option holders who elected to receive cash for surrendering stock options that were outstanding at the time of the trust conversion. The impact of these payments was expensed in Q2 2005, and not attributed to the conversion, consistent with the accounting recommendations applicable when option holders have a right to receive cash consideration in exchange for surrendering stock options.

In May 2005, the Trust implemented a unit rights incentive plan. Compensation expense related to this plan is based on the fair value of trust unit rights issued as determined using the Black-Scholes option pricing model. The resulting expense is amortized over the remaining vesting periods on a straight-line basis. Compensation expense of $2.1 million relating to the unit rights incentive plan has been amortized in the nine months ended September 30, 2005.

Capital Expenditures ($ millions)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Property acquisitions, net	$53.5	$(2.0)	$85.5	$230.9
Land acquisition and retention	2.6	3.7	9.8	14.5
Drilling and completions	46.8	67.7	217.6	214.4
Facilities and well equipping	44.6	35.9	129.8	164.4
Geological and geophysical	1.3	1.6	6.7	11.8
Administrative	0.5	0.1	1.0	0.6
Capital expenditures	$149.3	$107.0	$450.4	$636.6

Capital expenditures of $450 million in the first nine months of 2005 consisted of $86 million of net property acquisitions and $364 million of exploration and development spending. For the same period in 2004, capital expenditures were $637 million consisting of $231 million of net property acquisitions and $406 million of exploration and development spending. The decrease in 2005 capital expenditures over the same period in 2004 reflects the February 2004 acquisition of oil and natural gas assets and undeveloped land in southwest Saskatchewan for $234 million.

Capital expenditures exclude the impact of property, plant and equipment adjustments for asset retirement obligations and future income taxes. For details of these adjustments, see notes 3 and 5 to the unaudited interim consolidated financial statements.

Depletion, Depreciation and Accretion

Depletion, depreciation and the accretion provision increased by nine percent to a total of $323 million in the first nine months of 2005 from $297 million in the same period of 2004. This was a direct result of an increase in the depletion rate. Average unit costs increased by 15 percent to $11.78 per boe in the period from $10.22 per boe in the same 2004 period. Accretion of the asset retirement obligation was $17 million in the nine months ending September 30, 2005 compared to $11 million for the comparable 2004 period.

Foreign Exchange

During Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars at an average exchange rate of $0.803 CAD/USD and realized an additional $22.8 million foreign exchange gain. As at September 30, 2005, the Trust had no foreign currency denominated debt. Accordingly, there was no foreign exchange gain or loss on the translation of debt to Canadian dollars in the quarter compared to a $22.4 million net foreign exchange gain for the third quarter of 2004.

Taxes

	Three months ended September 30			Nine months ended September 30
$ millions	2005	2004	% Change	2005	2004	% Change
Capital	4.2	3.1	35	10.5	7.6	38
Current income	—	7.8	—	54.1	30.9	75
Future income	35.1	33.1	6	49.5	61.5	(20)
	39.3	44.0	(11)	114.1	100.0	14

In Q3 2005, no current income tax provision was required compared to a provision of $8 million in the same period of 2004. The cash income tax provision for the first nine months of 2005 was $54 million compared to  $31 million in the 2004 period due to higher cash flow in 2005. The trust conversion on May 31, 2005 resulted in a short income tax year that accelerated $217 million of cash income taxes as a significant amount of Penn West’s taxable income was earned in a partnership. In addition to the $54 million provided for current income taxes to May 31, 2005, the current tax liability was increased by $159 million of which $146 million was a reduction to the future income tax liability and the $13 million was the resulting tax rate difference recorded as a restructuring charge. The tax plan, formulated at the time of the trust conversion, forecasted income tax losses in the taxation year subsequent to May 31, 2005. When realized, these tax losses will be carried back to generate a cash tax recovery. No income tax benefit for these potential losses has been recorded in the unaudited interim consolidated financial statements. To the extent realized in the future, the tax benefit of these losses will be recorded as an increase to the future income tax liability.

The trust conversion also impacted capital taxes in Q2 2005. Part of the plan of arrangement consisted of the conveyance of properties from a partnership to a corporation. This transaction increased taxable capital in the corporation for 2005 however, this increase will not apply in 2006 and beyond.

The provision for future income taxes in Q3 2005 of $35 million compares to a future tax provision of $33 million in the same period of 2004. Future income taxes in the first nine months of 2005 were $50 million compared to the future income tax provision of $62 million in the same period of 2004. The 2005 future income tax provision reflects future tax reductions related to 2005 trust distributions of $170 million. In the first quarter of 2004, a $20 million future income tax recovery was recorded to reflect the 2004 tax rate reduction enacted by the Government of Alberta.

Liquidity and Capital Resources

Dividends to shareholders prior to conversion, distributions to unitholders post conversion, and the capital program in the first nine months of 2005 were funded using internally generated cash flow, and by using bank lines of credit. Bank debt at the end of Q3 2005, after payment of cash taxes and stock options related to the trust conversion, was $778 million compared with $503 million at December 31, 2004 and $573 million at the end of Q3 2004. In the second quarter of 2005, the Trust entered into a new, three year revolving, syndicated credit facility with an aggregate borrowing limit of $1,170 million and a $50 million operating facility. The facility contains provision for stamping fees of 65 to 115 basis points and standby fees of 15 to 22.5 basis points depending on the Trust’s consolidated bank debt to earnings before interest, taxes and depreciation and depletion (“EBITDA”) ratio. The facility contains the following financial covenants:

•                  Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                  Consolidated total debt to EBITDA shall be less than 4:1;

•                  Consolidated bank debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

During the first nine months of 2005, Penn West paid dividends of $17.5 million (2004 - $100.8 million) and distributions of $127.3 million (2004 – nil). The first monthly cash distribution of the Trust, in the amount of $42 million, $0.26 per trust unit, was paid on July 15, 2005 to unitholders of record on June 30, 2005. On October 17, 2005, the Trust announced an increased monthly distribution of $0.31 per trust unit, payable on November 15, 2005 to unitholders of record on October 31, 2005. The distribution increase was established due to current and forward commodity prices exceeding initial expectations, hedging contracts put in place to increase the likelihood of achieving revised projections, strong industry interest in the Trust’s undeveloped land base, and projected capital requirements for 2006 and beyond.

As at September 30, 2005, the Trust had WTI crude oil collars on 20,000 barrels per day to December 31, 2006. The collars, acquired at no cost to the Trust, have an average floor price of US$47.50 and an average ceiling of US$67.86. In addition, the Trust had AECO natural gas collars on 120,000 GJ’s per day with an average floor price of $8.00 and a ceiling of $15.45 on 50,000 GJ’s per day expiring March 31, 2006 and a ceiling of $15.32 on 70,000 GJ’s expiring October 31, 2006. Other financial instruments are limited to Alberta electricity contracts, with positive mark-to-market values, as summarized in note 8 to the unaudited interim consolidated financial statements.

Plan of Arrangement

On May 27, 2005, the shareholders approved the proposed reorganization of Penn West into an income trust as described in the plan of arrangement dated April 22, 2005. Court approval was obtained on the effective date of the conversion, May 31, 2005. Penn West shareholders received three units of the Trust for each Penn West share. The Trust commenced operations on May 31, 2005 with a new business mandate and legal structure pursuant to the trust indenture dated April 22, 2005, as amended and restated on May 27, 2005. The Trust assumed all assets and liabilities previously held by Penn West.

Prior to the income trust conversion, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnerships. The consolidated financial statements of the Trust have been prepared on a continuity of interest basis, as if the Trust historically carried on the business of Penn West, and include the financial results of Penn West to May 31, 2005 and the Trust for the subsequent months. Per unit figures of comparative periods have been restated to reflect the conversion ratio of three units of the Trust for each share of Penn West.

Reorganization costs of $36 million, relating to financial advisors, legal fees, short year tax rate differences and additional capital taxes associated with the plan of arrangement were charged to accumulated earnings in the second quarter of 2005. In addition, as Penn West’s stock option plan contained a cash payment alternative, $53 million related to canceling outstanding options was charged to income in the second quarter of 2005. At the end of May 2005, Penn West made cash payments of $81 million for the surrender of the remaining vested and unvested stock options pursuant to the plan of arrangement and the terms of the stock option plan.

Outlook

The outlook for oil and natural gas prices remains very strong, and light to heavy oil differentials narrowed in the third quarter of 2005 compared to the second quarter of 2005. For 2005, we are forecasting combined net capital expenditures, both as an exploration/production company and as an income trust, of $450 to $500 million. We are forecasting this 2005 capital program to fund approximately 300 net wells. Subsequent to the conversion to an income trust, capital expenditures have been approximately 40 percent of forecast cash flow with trust unit distributions and debt reduction accounting for the remaining 60 percent of cash flow. Subsequent to September 30, 2005, the Trust entered agreements to sell assets producing approximately 1,300 boe per day for proceeds of approximately $80 million. Estimated average 2005 production remains between 98,500 and 100,500 boe per day. Based on a forecast WTI oil price of US$61.00 per barrel and a $12.00 per mcf natural gas price for the remainder of 2005, forecast after-tax cash flow for 2005 is approximately $1.2 billion.

Budgeted 2006 capital programs include the drilling of approximately 250 to 300 net wells and capital expenditures of $400 to $500 million. Based on this program, the Trust expects 2006 average production of between 90,000 to 100,000 boe per day and cash flow of between $900 million to $1.1 billion based on a forecast WTI oil price of US $58.00 per barrel and an $8.75 per mcf natural gas price.

Sensitivity Analysis

This news release includes forward-looking statements (forecasts) under applicable securities laws. These statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Sensitivities to selected key assumptions, excluding hedging impacts, are outlined in the table below.

	Impact on cash flow*	Impact on net income*
Change of:
$1.00 per barrel of liquids price	15.1	9.6
Per trust unit, basic	0.09	0.06
1,000 barrels per day in liquids production	16.9	7.9
Per trust unit, basic	0.10	0.05
$0.10 per mcf of natural gas price	8.2	5.2
Per trust unit, basic	0.05	0.03
10 mmcf per day in natural gas production	25.4	11.4
Per trust unit, basic	0.16	0.07
$0.01 in $US/$CDN exchange rate	23.3	14.8
Per trust unit, basic	0.14	0.09

*$ millions, except per unit amounts. Cash flow and net income impacts are computed based on 2005 forecast commodity prices and production volumes. The net income impact further assumes that the distribution levels are not adjusted for changes in cash flow thus reducing the incremental tax rate.

Commitments

We are committed to certain payments over the next five calendar years as follows:

($ millions)	2005	2006	2007	2008	2009	Thereafter
Transportation	5.3	17.1	13.0	7.5	3.8	3.0
Transportation ($US)	0.8	3.4	1.7	1.6	1.6	9.3
Electricity	1.9	2.0	2.0	2.0	2.0	3.2
Office lease	1.3	5.3	4.5	4.2	4.2	3.5

Equity Instruments

Trust units issued
As at September 30, 2005 ***	163,217,421
Issued to employee savings plan	22,638

As at November 9, 2005	163,240,059
Trust unit rights outstanding
As at September 30, 2005 ***	7,572,050
Granted	130,500
Forfeited	(77,800)

As at November 9, 2005	7,624,750

*** See notes 6 and 7 to the unaudited interim consolidated financial  statements

Accounting Pronouncements

Earnings Per Share:

Effective January 1, 2005, this accounting pronouncement requires the number of incremental shares included in year-to-date diluted earnings per share calculations be computed using the average market price of common shares for the year-to-date period. It also stipulates that contracts that could be settled in cash or common shares be assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with mandatory conversion features would be included in the basic weighted average earnings per share calculation from the date of mandatory conversion. These changes did not materially impact the Trust’s reported diluted earnings per share amounts.

Consolidation of Variable Interest Entities:

Effective January 1, 2005, this accounting guideline addresses the circumstances where an entity has control of another entity through arrangements other than share ownership. The accounting guideline requires an enterprise to consolidate the entity when that enterprise has a variable interest that will absorb a majority of the entity’s returns or losses. The Trust does not currently have any such arrangements.

Financial Instruments, Other Comprehensive Income:

This pronouncement, effective for fiscal year ends beginning on or after October 1, 2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented. An additional financial statement, other comprehensive income, will be required. Once implemented, the fair value of financial instruments, designated as hedges, will be included on the balance sheet as an equity item with the related mark-to-market gain or loss recognized in other comprehensive income. Consistent with current practice, financial instruments not designated as hedges will be valued at market with any related gains and losses recognized in net income of the period.

Penn West Energy Trust

Consolidated Balance Sheets

($ millions)	As at September 30, 2005	As at December 31, 2004
	(unaudited)	(audited)
Assets
Current
Accounts receivable	$217.7	$160.5
Future income taxes	—	25.3
Risk management (note 8)	34.6	—
Other	19.5	19.8
	271.8	205.6
Property, plant and equipment	3,821.9	3,661.8
	$4,093.7	$3,867.4
Liabilities and Unitholders’ equity
Current
Accounts payable and accrued liabilities	$229.3	$306.6
Taxes payable	23.0	11.2
Distributions/dividends payable	42.4	6.7
Unit-based compensation (note 6)	—	71.0
Deferred gain on financial instruments (note 8)	14.3	—
	309.0	395.5
Bank loan (note 4)	778.2	503.1
Asset retirement obligations (note 5)	196.7	180.7
Unit-based compensation (note 6)	—	20.9
Future income taxes	736.1	858.2
	1,711.0	1,562.9
Unitholders’ equity
Unitholders’ capital (note 7)	558.6	515.3
Contributed surplus (note 7)	2.1	—
Accumulated earnings	1,682.7	1,393.7
Accumulated cash distributions	(169.7)	—
	2,073.7	1,909.0
	$4,093.7	$3,867.4

See accompanying notes to the unaudited interim consolidated financial statements

Penn West Energy Trust

Consolidated Statements of Income and Accumulated Earnings

($ millions,	Three months ended September 30		Nine months ended September 30
except per unit amounts, unaudited)	2005	2004	2005	2004

Revenues
Oil and natural gas	$535.0	$384.3	$1,364.5	$1,120.8
Royalties	(95.1)	(76.0)	(241.9)	(215.6)
	439.9	308.3	1,122.6	905.2

Expenses
Operating	83.6	75.6	242.1	223.6
Transportation	5.5	6.5	17.0	19.3
General and administrative	5.2	3.2	16.4	10.7
Interest on long term debt	6.5	4.1	16.3	12.7
Depletion, depreciation and accretion (note 5)	109.0	99.6	322.6	296.9
Unit-based compensation (note 6)	1.6	21.0	73.8	62.0
Foreign exchange (gain) loss	—	(22.4)	4.5	(23.2)
Risk management activities (note 8)	(20.3)	—	(20.3)	—
	191.1	187.6	672.4	602.0
Income before taxes	248.8	120.7	450.2	303.2

Taxes
Capital	4.2	3.1	10.5	7.6
Current income	—	7.8	54.1	30.9
Future income	35.1	33.1	49.5	61.5
	39.3	44.0	114.1	100.0

Net income	$209.5	$76.7	$336.1	$203.2

Net income per unit (1)
Basic	$1.29	$0.48	$2.07	$1.26
Diluted	$1.27	$0.47	$2.02	$1.24

Accumulated earnings, beginning of period
As previously reported	$1,473.2	$1,261.8	$1,393.7	$1,115.5
Accounting change	—	—	—	33.2
As restated	1,473.2	1,261.8	1,393.7	1,148.7
Net income	209.5	76.7	336.1	203.2
Plan of arrangement (note 10)	—	—	(36.3)	—
Dividends	—	(6.7)	(10.8)	(20.1)
Accumulated earnings, end of period	$1,682.7	$1,331.8	$1,682.7	$1,331.8

See accompanying notes to the unaudited interim consolidated financial statements

(1)          The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

Penn West Energy Trust

Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
($ millions, unaudited)	2005	2004	2005	2004

Operating activities
Net income	$209.5	$76.7	$336.1	$203.2
Depletion, depreciation and accretion (note 5)	109.0	99.6	322.6	296.9
Future income taxes	35.1	33.1	49.5	61.5
Unrealized foreign exchange loss	—	6.1	90.3	5.3
Unit-based compensation (note 6)	1.6	21.0	73.8	62.0
Risk management activities (note 8)	(20.3)	—	(20.3)	—
	334.9	236.5	852.0	628.9
(Increase) decrease in non-cash working capital	(106.0)	23.0	(64.6)	33.6
Payments for surrendered options	—	(3.0)	(141.6)	(10.4)
Expenditures on abandonments	(6.1)	(3.5)	(16.3)	(13.1)
	222.8	253.0	629.5	639.0

Investing activities
Additions to property, plant and equipment, net	(149.3)	(107.0)	(450.4)	(636.6)
(Increase) decrease in non-cash working capital	(2.1)	19.3	(78.2)	(31.4)
	(151.4)	(87.7)	(528.6)	(668.0)

Financing activities
Increase (decrease) in bank loan	202.3	(159.4)	184.8	125.1
Issue of equity	2.5	0.8	21.3	4.6
Distributions/dividends paid	(127.3)	(6.7)	(144.8)	(100.8)
Plan of arrangement costs	—	—	(36.3)	—
(Increase) decrease in non-cash working capital	(148.9)	—	(125.9)	0.1
	(71.4)	(165.3)	(100.9)	29.0

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—
Cash, end of period	$—	$—	$—	$—

Interest paid	$6.6	$4.2	$16.6	$12.7
Income and capital taxes paid (recovered)	$207.9	$(15.0)	$225.8	$(11.9)

See accompanying notes to the unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial Statements ($ millions, except per unit amounts):

1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

On May 31, 2005, Penn West Petroleum Ltd. (the “Company”) was reorganized into Penn West Energy Trust (the “Trust”) under a plan of arrangement (the “Plan”) entered into by the Trust, Penn West and the shareholders of Penn West. Company shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. The Trust was created pursuant to a trust indenture dated April 22, 2005 with CIBC Mellon Trust Company appointed Trustee.

The unaudited interim consolidated financial statements have been prepared on a continuity of interest basis as if the Trust historically carried on the business of the Company. Prior to the Plan on May 31, 2005, the consolidated financial statements included the accounts of Penn West and its subsidiaries. After giving effect to the Plan, the consolidated financial statements include the accounts of the Trust, its subsidiaries and partnerships. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as detailed in note 2, are consistent with the accounting policies described in the notes to the audited consolidated financial statements of the Company for the year ended December 31, 2004. Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. CHANGE IN ACCOUNTING POLICIES:

Earnings Per Share

The Trust adopted the new earnings per share (“EPS”) accounting recommendations effective January 1, 2005. The number of incremental shares included in diluted EPS is computed using the average market price of common shares for the year-to-date period. In addition, contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with a mandatory conversion feature would be included in the basic weighted average EPS calculation from the date when conversion becomes mandatory. These changes did not materially impact the Trust’s reported diluted EPS amounts.

Financial Instruments

Effective July 1, 2005, the Trust elected to discontinue the designation of commodity and power financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and will be recognized into net income over the life of the contracts. Future changes in the fair value of commodity and power contracts will be recorded on the balance sheet with a corresponding unrealized gain or loss in income. See note 8 to the unaudited interim consolidated financial statements.

Stock-based Compensation

During the second quarter of 2005, pursuant to the plan of arrangement, the stock option plan was cancelled. Costs associated with the cancellation of outstanding stock options on conversion were charged to income during the quarter as the stock option plan contained a cash settlement alternative. The Trust initiated a new trust unit rights incentive plan during the quarter that is accounted for using the fair value based method. See note 6 to the unaudited interim consolidated financial statements.

3. PROPERTY ACQUISITION:

In February 2004, the Company acquired producing properties in southwest Saskatchewan. Results of operations from these properties were included in the Trust’s results from February 1, 2004. The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Purchase price
Cash consideration	$233.7
Working capital	9.8
$243.5
Net assets acquired
Property, plant and equipment	$318.7
Future income tax liability	(54.8)
Asset retirement obligations	(20.4)
$243.5

4. BANK LOAN

	As at September 30, 2005	As at December 31, 2004
Bankers’ acceptances	$778.2	$154.1
LIBOR advances (2004 US $290 million)	—	349.0
	$778.2	$503.1

As at September 30, 2005, the Trust had unsecured bank credit facilities of $1,220 million comprising a $1,170 million credit facility and a $50 million operating loan facility, and had outstanding letters of credit totalling $9 million that reduced the amount otherwise available to be drawn on the operating facility. In Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars realizing an additional foreign exchange gain of $22.8 million.

5. ASSET RETIREMENT OBLIGATIONS

The total undiscounted current amount required to settle the asset retirement obligations at September 30, 2005 was $794 million. This amount was discounted using a credit adjusted rate of 7.5 percent over the expected useful life of the underlying assets, which currently extends up to 50 years into the future with an average life of 23 years.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations at January 1	$180.7	$172.8
Liabilities incurred during the period	15.5	37.0
Liabilities settled during the period	(16.3)	(13.1)
Accretion	16.8	10.7
Asset retirement obligations at September 30	$196.7	$207.4

6. UNIT-BASED COMPENSATION

Stock option plan:

The stock option plan included a cash payment alternative and stock-based compensation costs were recorded based on changes to the share price at the end of each quarter and any changes to the number of outstanding options. Pursuant to the plan of arrangement, all stock options outstanding on the date of conversion were settled for cash of $84.77 per share or by issuing shares. The continuity of the compensation liability and outstanding options to the date of cancellation was as follows:

	2005	2004
Liability, January 1	$91.9	$27.9
Provision	71.7	62.0
Cash payments on exercise of stock options	(141.6)	(10.4)
Liability settlements on stock options exercised for shares	(22.0)	(3.6)
Liability, September 30	—	75.9
Current portion	—	63.2
Long term portion	—	12.7
	$—	$75.9

Penn West stock options	Number of stock options	Weighted average exercise price
Outstanding, January 1, 2005	3,728,980	$39.00
Granted	82,600	79.51
Exercised for common shares	(488,399)	34.72
Exercised for cash	(3,212,931)	40.51
Forfeited	(110,250)	44.26
Outstanding, May 31, 2005	—	$—

Trust unit rights incentive plan:

In May 2005, the Trust implemented a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The number of trust units reserved for issuance shall not at any time exceed ten percent of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units based on the five day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by the Trust after the grant date. Rights granted under the plan vest over a five year period and expire six years after the date of the grant.

Trust unit rights	Number of unit rights	Weighted average exercise price
Granted	7,951,300	$28.55
Forfeited	(379,250)	28.32
Balance before reduction of exercise price	7,572,050	$28.56
Reduction of exercise price for distributions paid	—	(0.76)
Outstanding, September 30, 2005	7,572,050	$27.80
Exercisable, September 30, 2005	—	$—

The Trust recorded compensation expense of $2.1 million for the period from implementation to September 30, 2005. The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Black-Scholes option pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Four months ended September 30	2005
Average fair value of trust unit rights granted (per unit)
Directors and officers	$6.11
Other employees	$5.78
Expected life of trust unit rights (years)
Directors and officers	5.0
Other employees	4.5
Expected volatility (average)	16%
Risk free rate of return (average)	3.2%
Expected distribution rate	Nil *

* The expected distribution rate is presumed to be nil as it is expected that future distributions will provide a corresponding reduction to the exercise price of trust unit rights.

Trust unit savings plan:

The Trust has an employee trust unit savings plan (the “Savings Plan”) for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary. The Trust matches employee contributions at a rate of $1.50 for each $1.00. Both the employee and the Trust contribution trust units may be issued from treasury at the five-day weighted average month end market price or purchased in the open market.

7.              UNITHOLDERS’ CAPITAL

a.     Authorized

An unlimited number of voting Trust Units, which are redeemable at the option of the unitholder at 95% of the lesser of the ten trading day average market price, and the closing market price on the day of redemption.

An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by AcquisitionCo or other direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any other rights.

b.     Issued

Former shareholders of Penn West received three trust units for each common share held resulting in the issuance of 163,137,018 trust units in exchange for the common shares of Penn West pursuant to the plan of arrangement.

No special voting units were issued or outstanding.

Common shares of Penn West issued	Shares	Amount
Balance, January 1, 2005	53,868,745	$515.3
Issued on exercise of stock options	488,399	17.0
Issued to employee stock savings plan	21,905	1.8
Cancellation of certificates	(43)	—
Liability settlements on stock options exercised for shares	—	22.0
Balance, May 31, 2005 prior to plan of arrangement	54,379,006	$556.1
Exchanged for Trust units	(54,379,006)	(556.1)
Balance as at May 31, 2005	—	$—

Trust units of Penn West Energy Trust	Units	Amount
Issued to settlor for cash	1,250	$—
Exchanged for Penn West shares	163,137,018	556.1
Issued to employee trust unit savings plan	79,153	2.5
Balance as at September 30, 2005	163,217,421	$558.6

Contributed surplus	2005	2004
Balance, January 1	$—	$—
Unit-based compensation expense	2.1	—
Balance as at September 30	$2.1	$—

8.              FINANCIAL INSTRUMENTS

The Company had the following financial instruments outstanding as at September 30, 2005:

	Notional Volume	Remaining Term	Pricing	Market Value (1) ($ millions)
Crude Oil
WTI Costless Collars	20,000 Bbls/d	Oct/05 - Dec/06	$US 47.50 to $67.86/Bbl	$—
Natural Gas
AECO Costless Collars	50,000 GJ’s/d	Nov/05 - Mar/06	$8.00 to $15.45/GJ	$—
AECO Costless Collars	70,000 GJ’s/d	Nov/05 - Oct/06	$8.00 to $15.32/GJ	$—
Electricity
Alberta Power Pool Swaps	60 MW	2005	$41.00 to $50.00/MWh	$8.6
Alberta Power Pool Swaps	60 MW	2006	$42.25 to $43.15/MWh	$19.4
Alberta Power Pool Swaps	35 MW	2007	$46.00/MWh	$6.6

(1) Unrealized gain on electricity swaps based on calculations using posted rates for similar contracts at the balance sheet date.

Effective July 1, 2005, the Trust elected to discontinue the designation of commodity and power financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and will be recognized into net income over the life of the contracts. Future changes in the fair value of commodity and power contracts will be recorded on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments no longer designated as effective accounting hedges:

September 30, 2005
Risk management:
Balance June 30, 2005	$—
Deferred gain at June 30	16.7
Unrealized gain on financial instruments	17.9
Fair value, end of period	$34.6
Deferred gain on financial instruments:
Balance June 30, 2005	$—
Deferred gain at June 30	(16.7)
Amortization	2.4
Ending balance	$(14.3)

9. INCOME TAXES

Prior to the income trust conversion, a significant portion of the Company’s taxable income was incurred in a partnership. This resulted in a significant portion of current income taxes being incurred on the partnership’s taxable income in the year following the year of inclusion in the Company’s consolidated net income. Subsequent to the income trust conversion, a lower percentage of the Trust’s taxable income will be incurred in a partnership. It is expected that future trust distributions will partially compensate for future taxable income to be incurred in the Trust’s subsidiaries.

In March 2004, the Government of Alberta reduced Alberta corporate income taxes by one percent. A $20 million future income tax benefit was recorded to reflect this rate reduction. In September 2005, the Government of British Columbia reduced its general corporate rate by 1.5 percent. A $2.7 million future income tax benefit was recorded to reflect this rate reduction.

10. PLAN OF ARRANGEMENT COSTS

Effective May 31, 2005, Penn West commenced operations as an oil and gas income trust pursuant to a plan of arrangement approved by the shareholders on May 27, 2005. Certain amounts, related to the plan of arrangement, have been charged to accumulated earnings as follows:

Amount
Tax rate difference on current income taxes	$13.3
Incremental capital taxes	13.4
Financial advisor fees	5.6
Legal fees - Burnet, Duckworth and Palmer	1.5
Staffing realignment	1.2
Filing fees, communication, professional fees and other	1.3
$36.3

Investor Information

Penn West Energy Trust is a senior oil and natural gas income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

A conference call will be held to discuss Penn West’s results at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Wednesday, November 9, 2005. The North American conference call number is 1-800-814-4861 and the local conference call number for Toronto is 416-640-4127. A taped recording will be available until Wednesday, November 16, 2005 by dialing 1-877-289-8525 or 416-640-1917 and entering passcode 21156546#. This call will be broadcast live on the internet and may be accessed directly on the Penn West website www.pennwest.com or at the following URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1253560.

Notes to Reader

1.               This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements

2.               All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

3.               Where applicable, natural gas has been converted to barrels of oil equivalent (boe) using a conversion rate of 6 mcf of natural gas equals 1 boe, however, this could be misleading if used in isolation. A boe conversion ratio of 6 mcf to1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta  T2P 3L8

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone:  (403) 777-2502